SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 4)1

                                  GEHL COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    368483103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 13, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 41 Pages)

--------
     1            The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 2 of 41 Pages
---------------------------                       ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               NEWCASTLE FOCUS FUND II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    154,000
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                154,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     154,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 3 of 41 Pages
---------------------------                       ------------------------------

--------------------------------------------------------------------------------
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    94,200
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                94,200
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     94,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 4 of 41 Pages
---------------------------                       ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    94,200
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                154,000
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                94,200
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                154,000
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     248,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 5 of 41 Pages
---------------------------                       ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  CIC EQUITY PARTNERS, LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        TEXAS
--------------------------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER
   SHARES
BENEFICIALLY                    97,800
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                     8    SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                                97,800
               -----------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     97,800
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 6 of 41 Pages
---------------------------                       ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      PAUL DEROBBIO
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    97,800
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                97,800
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     97,800
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 7 of 41 Pages
---------------------------                       ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    HAROLD C. SIMMONS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                154,000
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                154,000
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     154,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 8 of 41 Pages
---------------------------                       ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               JOHN (PETE) A. BRICKER, JR.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     -0-
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 9 of 41 Pages
---------------------------                       ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           THE GEHL SHAREHOLDER VALUE COMMITTEE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER
   SHARES
BENEFICIALLY                    346,000
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                     8    SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                                346,000
               -----------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     346,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 10 of 41 Pages
---------------------------                       ------------------------------


         The following  constitutes  Amendment No. 4 ("Amendment  No. 4") to the
Schedule 13D filed by the undersigned. This Amendment No. 4 amends the Schedule 13D as specifically set forth.

   Item 2 is amended to add the following:

         On March 13, 2001, the Reporting Persons entered into an Agreement (as defined in Item 6) to form The Gehl Shareholder Value Committee (the "Committee"). The Committee was formed to solicit proxies at the 2001 annual meeting of shareholders (the "Annual Meeting"). Accordingly, the Committee is a Reporting Person under this Schedule 13D.

         The Committee is an unincorporated association with its office at 200 Crescent Court, Suite 670, Dallas, Texas 75201.

   Item 4 is amended to add the following:

         The Reporting Persons continue to believe that at the current time the Issuer can be sold at a significant premium to market and that the Issuer's Board has resisted the attempts of the Reporting Persons, and others, to acquire the Issuer without disclosing alternative proposals or strategies for maximizing shareholder value. As a result, the Reporting Persons believe that the election of Mark E. Schwarz, Paul DeRobbio and John (Pete) A. Bricker, Jr. (the "Nominees") represents the best means for persuading the Board to pursue a sale of the Issuer to the highest bidder and on the most favorable terms available to the Issuer. On March 13, 2001, the Reporting Persons formed the Committee to solicit proxies to elect the Nominees at the Annual Meeting. The Reporting Persons have engaged the services of Mackenzie Partners, Inc., a proxy solicitation firm, to assist in such solicitation.

         On March 14, 2001, the Committee filed a Preliminary Proxy Statement with the Securities and Exchange Commission (the "Commission") in order to solicit proxies to elect the Nominees at the Annual Meeting. A copy of the Preliminary Proxy Statement is attached hereto as an exhibit and incorporated herein by reference and all references contained herein are qualified in their entirety by reference to such Preliminary Proxy Statement.

         Upon its filing of a definitive proxy statement with the Commission, the Committee intends to commence its solicitation of proxies from the shareholders of the Issuer to elect the Nominees to the Board of Directors of the Issuer at the Annual Meeting.

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 11 of 41 Pages
---------------------------                       ------------------------------



   Item 6 is amended to add the following:

         On March 13, 2001, the Reporting Persons entered into an agreement whereby each of them agreed to form the Committee for the purposes of soliciting proxies at the Annual Meeting and taking such actions as contemplated pursuant to the Joint Filing Agreement, as amended (the "Agreement"). The Agreement is attached hereto as an exhibit and incorporated herein by reference and all references contained herein are qualified in their entirety by reference to such Agreement.

   Item 7 is amended to add the following exhibits:

                  6. Agreement by and among Newcastle Partners, L.P., Newcastle Focus Fund II, L.P., CIC Equity Partners, Ltd., Mark E. Schwarz, Paul DeRobbio, Harold C. Simmons and John A. Bricker, Jr., dated March 13, 2001.

                  7.       Preliminary Proxy Statement.

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 12 of 41 Pages
---------------------------                       ------------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2001                     NEWCASTLE FOCUS FUND II, L.P.

                                             By:  NEWCASTLE CAPITAL
                                                  MANAGEMENT, L.P.

                                             By:  NEWCASTLE CAPITAL GROUP,
                                                  L.L.C.,
                                                  its General Partner

                                             By: /s/ Mark E. Schwarz
                                                 -------------------------------
                                                 Name: Mark E. Schwarz
                                                 Title: Managing Member

                                          NEWCASTLE PARTNERS, L.P.

                                             By:/s/ Mark E. Schwarz
                                                --------------------------------
                                                Name: Mark E. Schwarz
                                                Title: General Partner


                                          /s/ Mark E. Schwarz
                                          --------------------------------------
                                          MARK E. SCHWARZ

                                          CIC EQUITY PARTNERS, LTD.

                                             By:  SLP Consultants, Inc.,
                                                  its General Partner

                                             By: /s/ Paul DeRobbio
                                                 -------------------------------
                                                 Name: Paul DeRobbio
                                                 Title: President


                                          /s/ Paul DeRobbio
                                          --------------------------------------
                                          PAUL DEROBBIO


                                          /s/ Harold C. Simmons
                                          -------------------------------------
                                          HAROLD C. SIMMONS


                                          /s/ John A. Bricker, Jr.
                                          -------------------------------------
                                          JOHN A. BRICKER, JR.

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 13 of 41 Pages
---------------------------                       ------------------------------


                                  EXHIBIT INDEX



Exhibit                                                                Page
1.   Joint Filing Agreement by and among
     Newcastle Partners, L.P., Newcastle
     Focus Fund II, L.P., CIC Equity
     Partners, Ltd., Mark E. Schwarz, Paul
     DeRobbio and Harold C. Simmons, dated
     November 7, 2000 (previously filed).

2.   Letter from CIC Equity Partners, Ltd.
     and Newcastle Partners, L.P. to Issuer
     dated December 22, 2000 (previously
     filed).

3.   Letter from CIC Equity Partners, Ltd.
     and Newcastle Partners, L.P. to Issuer
     dated December 28, 2000 (previously
     filed).

4.   Amendment No. 1 to Joint Filing
     Agreement by and among Newcastle
     Partners, L.P., Newcastle Focus Fund
     II, L.P., CIC Equity Partners, Ltd.,
     Mark E. Schwarz, Paul DeRobbio, Harold
     C. Simmons and John A. Bricker, Jr.,
     dated February 6, 2001 (previously
     filed).

5.   Director Nomination Letter from
     Newcastle Partners, L.P. to Issuer
     dated February 6, 2001 (previously
     filed).

6.   Agreement by and among Newcastle                                  14 to 15
     Partners, L.P., Newcastle Focus Fund
     II, L.P., CIC Equity Partners, Ltd.,
     Mark E. Schwarz, Paul DeRobbio, Harold
     C. Simmons and John A. Bricker, Jr.,
     dated March 13, 2001.

7.   Preliminary Proxy Statement.                                      16 to 41

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 14 of 41 Pages
---------------------------                       ------------------------------


                                    AGREEMENT


                  Reference is made to that certain Joint Filing Agreement dated November 7, 2000, as amended (the "Joint Filing Agreement"), by and among Mark
E. Schwarz, Newcastle Partners, L.P., Newcastle Focus Fund II, L.P., Paul DeRobbio, CIC Equity Partners, Ltd., John A. Bricker, Jr. and Harold C. Simmons (collectively, the "Group"). The undersigned hereby agree that each member of the Group shall form The Gehl Shareholder Value Committee (the "Committee") for the purposes of soliciting proxies at the 2001 Annual Meeting of Shareholders of Gehl Company and taking such actions as contemplated pursuant to the Joint Filing Agreement. Any party hereto may terminate his obligations under this Agreement at any time on 24 hours written notice as provided in the Joint Filing Agreement.


Dated: March 13, 2001                   NEWCASTLE FOCUS FUND II, L.P.

                                        By: NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                        By: NEWCASTLE CAPITAL GROUP, L.L.C.,
                                            its General Partner

                                        By: /s/ Mark E. Schwarz
                                            -------------------
                                            Name: Mark E. Schwarz
                                            Title: Managing Member

                                        NEWCASTLE PARTNERS, L.P.

                                        By: /s/ Mark E. Schwarz
                                            -------------------
                                            Name: Mark E. Schwarz
                                            Title: General Partner

                                        /s/ Mark E. Schwarz
                                        -------------------
                                        MARK E. SCHWARZ

                                        CIC EQUITY PARTNERS, LTD.

                                        By:  SLP Consultants, Inc.,
                                             its General Partner

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 15 of 41 Pages
---------------------------                       ------------------------------


                                        By: /s/ Paul DeRobbio
                                            ---------------------
                                            Name: Paul DeRobbio
                                            Title: President


                                        /s/ Paul DeRobbio
                                        -----------------
                                        PAUL DEROBBIO

                                        /s/ Harold C. Simmons
                                        ---------------------
                                        HAROLD C. SIMMONS

                                        /s/ John A. Bricker, Jr.
                                        ------------------------
                                        JOHN A. BRICKER, JR.

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 16 of 41 Pages
---------------------------                       ------------------------------


                                  SCHEDULE 14A
                                 (Rule 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

           Proxy Statement Pursuant to Section 14(a) of the Securities
                      Exchange Act of 1934 (Amendment No. )

Filed by the Registrant / /

Filed by a Party other than the Registrant /X/

Check the appropriate box:

         /X/      Preliminary Proxy Statement
         / /      Confidential, for Use of the Commission Only (as permitted by
                  Rule 14a-6(e)(2))
         / /      Definitive Proxy Statement
         / /      Definitive Additional Materials
         / /      Soliciting Material Under Rule 14a-12

                                  GEHL COMPANY
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                      THE GEHL SHAREHOLDER VALUE COMMITTEE
                            NEWCASTLE PARTNERS, L.P.
                          NEWCASTLE FOCUS FUND II, L.P.
                                 MARK E. SCHWARZ
                            CIC EQUITY PARTNERS, LTD.
                                  PAUL DEROBBIO
                              JOHN A. BRICKER, JR.
                                HAROLD C. SIMMONS
--------------------------------------------------------------------------------
    (Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 17 of 41 Pages
---------------------------                       ------------------------------


         Payment of Filing Fee (Check the appropriate box):

         /X/      No fee required.

         / / Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

         (1) Title of each class of securities to which transaction applies:

--------------------------------------------------------------------------------

         (2)      Aggregate number of securities to which transaction applies:

--------------------------------------------------------------------------------

         (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

--------------------------------------------------------------------------------

         (4)      Proposed maximum aggregate value of transaction:

--------------------------------------------------------------------------------

         (5)      Total fee paid:

--------------------------------------------------------------------------------

         / /      Fee paid previously with preliminary materials:

--------------------------------------------------------------------------------

         / / Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         (1)      Amount previously paid:

--------------------------------------------------------------------------------

         (2)      Form, Schedule or Registration Statement No.:

--------------------------------------------------------------------------------

         (3)      Filing Party:

--------------------------------------------------------------------------------

         (4)      Date Filed:

--------------------------------------------------------------------------------

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 18 of 41 Pages
---------------------------                       ------------------------------


                     PRELIMINARY COPY SUBJECT TO COMPLETION
                              DATED MARCH 14, 2001

                       2001 ANNUAL MEETING OF SHAREHOLDERS
                                       OF
                                  GEHL COMPANY
                            -------------------------

                                 PROXY STATEMENT
                                       OF
                      THE GEHL SHAREHOLDER VALUE COMMITTEE
                            -------------------------

                    PLEASE MAIL THE ENCLOSED GOLD PROXY CARD

         We are sending this proxy statement to you as one of the holders of common stock, par value $.10 per share (the "Shares"), of Gehl Company, a Wisconsin corporation ("Gehl"), in connection with our solicitation of your proxy for use at the 2001 Annual Meeting of Shareholders of Gehl scheduled for ___________________________, 2001, at ______________ and at any adjournments or postponements thereof and any special meeting which may be called in lieu thereof (the "Annual Meeting"). We are The Gehl Shareholder Value Committee (the "Committee"). We, along with all of the participants in this solicitation, together own an aggregate of 346,000 Shares, which represents approximately 6.3% of the outstanding Shares of Gehl.

         We are writing to you in connection with the election of directors to Gehl's Board of Directors at the Annual Meeting. Newcastle Partners, L.P. ("Newcastle Partners") has nominated a slate of directors in opposition to the class of three incumbent directors whose terms are expiring at Gehl's Annual Meeting. We believe that recent actions of the Board of Directors of Gehl (the "Gehl Board") are not in the best interests of Gehl's shareholders and that a greater dedication by the Gehl Board to maximizing shareholder value will only be achieved through the election of our slate.

         This proxy statement (the "Proxy Statement") and the enclosed GOLD proxy card are being furnished to shareholders of Gehl by us, in connection with the solicitation of proxies from Gehl's shareholders to be used at the Annual Meeting, to elect our Nominees, Mark E. Schwarz, Paul DeRobbio and John (Pete)
A. Bricker, Jr. (the "Nominees") to the Gehl Board. As Nominees for director, Messrs. Schwarz, DeRobbio and Bricker are deemed to be participants in this proxy solicitation. As members of the soliciting group, Newcastle Partners, Newcastle Focus Fund II, L.P., CIC Equity Partners, Ltd. and Harold C. Simmons are also deemed to be participants in the proxy solicitation. The principal executive offices of Gehl are located at 143 Water Street, West Bend, Wisconsin 53095. This Proxy Statement and the GOLD proxy card are first being furnished to Gehl's shareholders on or about ______, 2001.

         Gehl has set the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting as of _______, 2001 (the "Record Date"). Shareholders of record at the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each Share held on the Record Date. According to Gehl, as of the Record Date, there were _________ Shares

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 19 of 41 Pages
---------------------------                       ------------------------------


outstanding and entitled to vote at the Annual Meeting. We intend to vote all of our Shares for the election of the Nominees.

THIS SOLICITATION IS BEING MADE BY THE COMMITTEE AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF GEHL. THE COMMITTEE IS NOT AWARE OF ANY OTHER PROPOSALS TO BE BROUGHT BEFORE THE 2001 ANNUAL MEETING. HOWEVER, SHOULD OTHER PROPOSALS BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

WE URGE YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF OUR NOMINEES DESCRIBED IN THIS PROXY STATEMENT.

IF YOU HAVE ALREADY SENT A ____ PROXY CARD TO THE GEHL BOARD, YOU MAY REVOKE THAT PROXY AND VOTE AGAINST THE ELECTION OF GEHL'S NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE 2001 ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE 2001 ANNUAL MEETING TO THE COMMITTEE, C/O MACKENZIE PARTNERS, INC. WHO IS ASSISTING IN THIS SOLICITATION, OR TO THE SECRETARY OF GEHL, OR BY VOTING IN PERSON AT THE 2001 ANNUAL MEETING.

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 20 of 41 Pages
---------------------------                       ------------------------------


                                    IMPORTANT

         Your vote is important, no matter how many or how few Shares you own. We urge you to sign, date, and return the enclosed GOLD proxy card today to vote FOR the election of the Nominees.

         The Nominees are committed, subject to their fiduciary duty to Gehl's shareholders, to giving all Gehl's shareholders the opportunity to receive the maximum value for their Shares. A vote FOR the Nominees will enable you - as the owners of Gehl - to send a message to the Gehl Board that you are committed to maximizing the value of your Shares.

o If your Shares are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to the Committee, c/o Mackenzie Partners, Inc., in the enclosed envelope today.

o If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the GOLD proxy card. We urge you to confirm your instructions in writing to the person responsible for your account and to provide a copy of such instructions to the Committee, c/o Mackenzie Partners, Inc., who is assisting in this solicitation, at the address and telephone numbers set forth below, and on the back cover of this proxy statement, so that we may be aware of all instructions and can attempt to ensure that such instructions are followed.


                If you have any questions regarding your proxy,
             or need assistance in voting your Shares, please call:

                         [MACKENZIE PARTNERS, INC. LOGO]
                                156 Fifth Avenue
                            New York, New York 10010
                       E-mail: proxy@mackenziepartners.com
                          (212) 929-5500 (Call Collect)

                                       or

                          CALL TOLL FREE (800) 322-2885

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 21 of 41 Pages
---------------------------                       ------------------------------


  PROPOSAL I - ELECTION OF DIRECTORS

  REASONS FOR THE SOLICITATION

         We are asking you to elect our Nominees in order to:

        o remove three incumbent directors whose interests, we believe, are not aligned with the interests of the Gehl shareholders;

        o bring about the prompt sale of Gehl to the highest bidder and on the most favorable terms available to Gehl; and

        o elect representatives who are committed to maximizing value for all Gehl shareholders.


WE BELIEVE THAT THE GEHL BOARD IS MORE INTERESTED IN MAINTAINING THE STATUS QUO THAN IN MAXIMIZING SHAREHOLDER VALUE.

         The Gehl Board has entrenched itself over time by effecting various anti-takeover defenses, and we believe that the Board may feel less urgency than you do with respect to the value of your investment in Gehl. In a letter to the Gehl Board dated December 22, 2000, CIC Equity Partners, Ltd. and Newcastle Partners, participants in this proxy solicitation, offered to acquire, through an appropriate acquisition entity to be formed, the outstanding capital stock of Gehl for $18.00 per Share in cash, subject to certain conditions including completion of due diligence and obtaining all necessary financing (the "Offer"). The Offer represented a premium of approximately 67% over the then current market price of $10.75 per Share. We made this offer because we believe that there is significant inherent value in Gehl. However, the Offer was rejected by the Gehl Board by press release on the same day, just hours after its receipt of the Offer. We believe that the Board's summary rejection of the Offer only a few hours after it was delivered demonstrates the Board's lack of dedication to pursuing the best interests of the shareholders and maximizing shareholder value. Since the public disclosure of the Offer, the market price of the Shares has increased from $10.75 per Share to $15.18 as of the close of business on March 9, 2001. We believe that this 41% increase in the market price of the Shares is directly attributable to the Offer. See BACKGROUND AND RECENT EVENTS on page 6.

WE BELIEVE THAT THE GEHL BOARD MUST PROMPTLY PURSUE A SALE OF GEHL IN ORDER TO REALIZE ITS INHERENT VALUE.

         To date, the Gehl Board has resisted the attempts of certain participants in this proxy solicitation, and others, to acquire Gehl and has not disclosed alternative proposals, plans or feasible strategies for maximizing shareholder value. We believe that Gehl can be sold at the current time at a significant premium to its market price. Accordingly, we wish to provide the shareholders, the true owners of Gehl, with the opportunity to elect directors that are unaffiliated with the existing Board, who are not motivated by the desire to entrench themselves in their office and who are committed to maximizing shareholder value.

         If all are elected, the Nominees will constitute a minority of the current nine-member Board. However, subject to their fiduciary duties, the Nominees will

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 22 of 41 Pages
---------------------------                       ------------------------------


seek to persuade the Board that the best way to maximize shareholder value is to pursue a sale of Gehl to the highest bidder and on the most favorable terms available to Gehl. Although we believe the Offer provides the best chance for Gehl's shareholders to receive the maximum value for their Shares, we support the prompt sale of Gehl to the highest bidder, in cash or some other form of compensation, or any other transactions or series of transactions that will serve to accomplish this goal. The Nominees expect that bids would be carefully evaluated based on, among other things, the value of the consideration offered, the ability of the bidder to finance the bid, the quality of any non-cash consideration offered (including the financial condition of any bidder offering non-cash consideration), and the timing and likelihood of consummation of the proposed transaction in light of any required financing or regulatory approvals. We believe that the evaluation process described, as well as any other reasonable evaluation process, can be conducted quickly, albeit not in the few hours it took the Gehl Board to reject the Offer.

WE ARE ASKING YOU TO ELECT OUR SLATE OF NOMINEES WHO ARE COMMITTED TO CREATING VALUE FOR SHAREHOLDERS.

         As the beneficial owner of 346,000 Shares, we have a significant investment at stake. Our interests are clearly aligned with yours. We are committed to maximizing shareholder value. In contrast, only one member of Gehl's Board or management individually owns greater than 1% of the Shares outright and members of the Board and management collectively own only 2.3% of the Shares outright based on information disclosed in the proxy statement for Gehl's 2000 Annual Meeting of Shareholders (the "2000 Proxy Statement"). We believe that the lack of significant ownership of the Shares by the Board and management may contribute to the Board's and management's lack of commitment to maximizing the value of the Shares through pursuing a sale of Gehl. Additionally, we believe that the lack of significant ownership of the Shares by the Board and management may result in actions taken by Gehl that are not always in the best interests of the greater majority of unaffiliated shareholders. Is William Gehl trying to enhance shareholder value or preserve his annual compensation package, which exceeded $580,000 in salary and bonus for 1999? The table set forth below which has been derived from the 2000 Proxy Statement contains information regarding the actual ownership of the Shares by the Board and management:


                                            Shares Owned          Percent of
Name of Beneficial Owner                      Outright              Class+
------------------------                      --------              ------
William D. Gehl                                99,230               1.8%
Nicholas C. Babson                              1,167                 *
Thomas J. Boldt                                 1,782                 *
Fred M. Bulter                                  3,182                 *
John T. Byrnes                                  5,014                 *
Richard J. Fotsch                                   0                 *
William P. Killian                              1,782                 *
Arthur W. Nesbitt                               3,307                 *
John W. Splude                                  1,082                 *
Hermann Viets                                   2,167                 *
Malcolm F. Moore                                    0                 *
Kenneth P. Hahn                                 1,668                 *
Michael J. Mulcahy                              4,307                 *

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 23 of 41 Pages
---------------------------                       ------------------------------




Richard J. Semler                                        3,168         *
Directors and Executive Officers as a                  127,856       2.3%
group
------------------------------------------------
*        Less than 1%.

+        Assuming  5,580,434  outstanding  Shares, as reported in the 2000 Proxy
         Statement.

         We seek the opportunity for our Nominees to participate constructively as directors, and particularly with respect to any sale process involving Gehl. We want to safeguard the interests of the shareholders and facilitate an efficient and timely sale of the company at the best price and on the most favorable terms to Gehl. Had the Gehl Board accepted our Offer, given serious consideration to our Offer or even engaged in a constructive dialogue with us or the shareholders exploring favorable alternatives to the Offer, we would not have been compelled to seek the representation of our Nominees on the Gehl Board. We believe that the entrenchment of the Gehl Board and the arsenal of anti-takeover devices it maintains have not served the interests of the shareholders and raises serious concerns as to whether the incumbent directors can create value for the shareholders.

         For reasons stated herein, we are committed to the prompt sale of Gehl and to giving all of Gehl's shareholders an opportunity to receive maximum value for their Shares. If elected, the Nominees are expected to take all actions, subject to their fiduciary duties to Gehl's shareholders, to maximize shareholder value through the sale of Gehl to the highest bidder and on the most favorable terms available. Neither we (nor to our knowledge, any other person on our behalf) has made or undertaken any analysis or reports as to whether shareholder value will be maximized as a result of this solicitation or obtained reports from consultants or other outside parties as to whether the proposals presented herein would have an effect on shareholder value. There can be no assurance that shareholder value will be maximized as a result of this solicitation or the election of the Nominees.

BACKGROUND AND RECENT EVENTS

         Members of the Committee began purchasing Shares of Gehl common stock as early as April 2000 on the belief that the Shares were substantially undervalued. On November 7, 2000, Newcastle Partners, Newcastle Focus Fund II, L.P. ("Newcastle Focus"), CIC Equity Partners, Ltd. ("CIC"), Mark E. Schwarz, Paul DeRobbio and Harold C. Simmons (collectively, the "Group") entered into a Joint Filing Agreement, in which, among other things, (i) they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Shares, and (ii) each of Newcastle Partners, Newcastle Focus and CIC agreed to bear its pro-rata portion of expenses incurred in connection with the Group's activities based on the number of Shares beneficially owned by such parties as reported on Schedule 13D and all amendments thereto with respect to Gehl, excluding certain expenses and fees. On November 8, 2000, the Group filed a Schedule 13D with respect to its collective beneficial ownership of approximately 6.3% of the then outstanding Shares.

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 24 of 41 Pages
---------------------------                       ------------------------------



         On December 22, 2000, Newcastle Partners and CIC proposed to acquire, through an appropriate acquisition entity to be formed, the outstanding capital stock of Gehl for $18.00 per Share in cash, subject to standard conditions including completion of due diligence and obtaining all necessary financing. The Offer represented a premium of approximately 67% over the then current market price of $10.75 per Share. In connection with this proposal, CIC and Newcastle Partners delivered the following letter to the Gehl Board on December 22, 2000:


          Newcastle Partners, L.P.                CIC Equity Partners, Ltd.
        4514 Cole Avenue, Suite 600                 Three Lincoln Centre
            Dallas, Texas 75205                 5430 LBJ Freeway, Suite 1700
                                                    Dallas, Texas 75240

                                                               December 22, 2000

Mr. William D. Gehl
Chairman of the Board
Gehl Company
143 Water Street
West Bend, WI 53095

Dear Mr. Gehl:

         Newcastle Partners, L.P. and CIC Equity Partners, Ltd. (collectively, the "Interested Parties") currently own an aggregate of 192,000 shares of common stock (the "Common Stock") of Gehl Company (the "Company"), representing approximately 3.6% of the issued and outstanding Common Stock. The Interested Parties and certain other persons are parties to a certain Schedule 13D filed with the Securities and Exchange Commission on November 8, 2000. Together with shares under common control with Newcastle Partners, L.P., the Interested Parties currently control approximately 6.4% of the issued and outstanding Common Stock. The Interested Parties continue to believe that there is significant value inherent in the business and assets of the Company despite the Board's failure to take any actions to attempt to maximize stockholder value. Because the Interested Parties believe that the equity markets continue to not fully appreciate the value of the Company's Common Stock and that the trading levels for the Common Stock will not improve significantly in the near future, the Interested Parties believe that it is imperative that the Board aggressively pursue strategic alternatives. To date, the Board has not pursued such alternatives.

         Accordingly, the Interested Parties hereby set forth their willingness to offer to acquire the Company, through an appropriate acquisition entity to be formed, for $18.00 per share in cash. As you recognize, this offer represents a 67% premium to the Company's current market price of $10.75. We believe that our proposal presents the Company's stockholders with the immediate opportunity to maximize their investment in the Company. As you know, the Company's market value is severely impacted by any significant volume and therefore the Company's Common Stock has provided limited liquidity to its stockholders. This all-cash offer will provide immediate liquidity to all the Company's

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 25 of 41 Pages
---------------------------                       ------------------------------



stockholders and a significant premium to the current market price. This offer is conditioned on satisfactory completion of due diligence, obtaining all necessary financing, obtaining all necessary consents and approvals, including board and stockholder approval, amendment of the shareholder rights plan, waiver of any anti-takeover provisions and certain other customary conditions, including no material adverse change in the Company's business and confirmation that there are appropriate reserves for all contingent liabilities. We are prepared to enter into a confidentiality and exclusivity agreement and commence work immediately in order to satisfy the due diligence and financing contingencies. We are highly confident that the necessary financing can be arranged on an expeditious basis and no later than the execution of a definitive agreement.

         As stockholders, we feel that the Board has a responsibility to us and all its stockholders to consider fully and impartially any proposal that may significantly increase stockholder value. Accordingly, we continue to stand ready to discuss with you, the Board and members of management any aspect of our proposal so that you will share our confidence and enthusiasm for this transaction - a transaction that we believe serves the best interests of the Company, its stockholders, management, employees and the broader interested community.

         Please contact Mark Schwarz at (214) 559-7145 or Paul DeRobbio at (972) 450-4227 to discuss any questions you or the Board might have or if you would like further information.


                                                     Very truly yours,

Newcastle Partners, L.P.                             CIC Equity Partners, Ltd.

By: /s/ Mark E. Schwarz                              By: /s/ Paul DeRobbio
    -------------------                                  -----------------
    Mark E. Schwarz                                      Paul DeRobbio
    General Partner                                      Managing Director


         On December 22, 2000, only hours after the above letter was delivered, the Gehl Board issued a press release summarily rejecting the Offer.

         On December 28, 2000, Newcastle Partners and CIC delivered the following letter to the Gehl Board presenting the Offer on the same terms and conditions set forth in the December 22 letter while questioning the Gehl Board's hasty rejection of the Offer without ever contacting either of Messrs. Schwarz or DeRobbio to discuss the Offer:



          Newcastle Partners, L.P.                 CIC Equity Partners, Ltd.
        4514 Cole Avenue, Suite 600                  Three Lincoln Centre
            Dallas, Texas 75205                  5430 LBJ Freeway, Suite 1700
                                                      Dallas, Texas 75240

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 26 of 41 Pages
---------------------------                       ------------------------------



                                                               December 28, 2000

Mr. William D. Gehl
Chairman of the Board
Gehl Company
143 Water Street
West Bend, WI 53095

Dear Mr. Gehl:

         We were surprised to learn by press release of the rejection by Gehl Company (the "Company") of the offer made in a letter to you dated December 22, 2000 from Newcastle Partners, L.P. and CIC Equity Partners, Ltd. (collectively, the "Interested Parties") to acquire the Company, as described in such letter, for $18.00 per share in cash. Common sense aside, given that the offer represented a 67% premium to the Company's then current market price of $10.75 per share, we believe that the offer warranted, at minimum, a phone call to the Interested Parties to address any questions or concerns of the Company's Board of Directors. Instead, we were disappointed to see that you failed to return any of the phone calls made to you by the Interested Parties in connection with such offer, or in any way seek any additional information about the offer.

         The Board's rejection of the offer, which rejection was announced in a press release only a few hours after it was delivered to you, clearly indicates to us that the offer was not given serious consideration by the Board. The offer was summarily rejected with no indication that the Board consulted with an investment banking firm or relied on a "fairness opinion" to justify the rejection. Instead of giving any consideration to the offer, it appears that the Board spent their time preparing a press release attempting to belittle the ALL CASH offer. If there are concerns with any of the standard conditions contained in the offer, we invite the Board to contact either of the undersigned to directly address such concerns in a productive manner. The Board's rejection of the offer demonstrates the Board's lack of dedication to pursuing the best interests of the stockholders of the Company and maximizing stockholder value.

         We believe that the offer would provide immediate liquidity to all of the Company's stockholders as well as a significant premium to the market price. To date, the equity markets have failed to fully appreciate the value of the Company's Common Stock to which we believe the Company's stockholders are entitled and the Company's Common Stock has provided limited liquidity to its stockholders. The recent rise of the market price of the Company's Common Stock since the announcement of the proposed transaction we believe is in response to the hope that the proposed transaction will be consummated. We remain convinced that the proposed offer price will not be achieved in the marketplace in the reasonably foreseeable future. Given the present circumstances, it is unacceptable for the Board to reject the offer solely on the basis that the Company intends to remain an independent company without providing any strategic plan for increasing stockholder value. We strongly

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 27 of 41 Pages
---------------------------                       ------------------------------



believe that the Board's actions are contrary to the best interests of the stockholders of the Company. As significant stockholders, we feel that the Board has a responsibility to us, as well as to all of its stockholders, to consider fully and impartially any proposal that may significantly increase stockholder value.

         Based upon the foregoing, the offer to acquire the Company for $18.00 per share in cash under the terms and conditions set forth in our previous letter is again presented to you and the Board. We urge you, and the Board of Directors, to act in the stockholders' best interest by giving serious consideration to the offer and invite you to contact Mark Schwarz at (214) 559-7145 or Paul DeRobbio at (972) 450- 4227 to further discuss the offer.


                                                     Very truly yours,

Newcastle Partners, L.P.                             CIC Equity Partners, Ltd.

By: /s/ Mark E. Schwarz                              By: /s/ Paul DeRobbio
    ----------------------                               -----------------
    Mark E. Schwarz                                      Paul DeRobbio
    General Partner                                      Managing Director


         Again, neither Messrs. Schwarz nor DeRobbio were formally contacted by Gehl in response to this letter.

         On February 6, 2001, the parties to the Joint Filing Agreement and John
(Pete) A. Bricker, Jr. entered into Amendment No. 1 to the Joint Filing Agreement ("Amendment No. 1") in which, among other things, (i) the definition of "Group" was amended to include Mr. Bricker, (ii) Mr. Bricker agreed to serve as a director of Gehl if elected at the Annual Meeting, and (iii) Newcastle Focus, Newcastle Partners and CIC agreed to indemnify Mr. Bricker against any and all claims of any nature arising from the solicitation of proxies from Gehl's shareholders and any related transactions by executing that certain letter agreement dated February 6, 2001.

         On February 9, 2001, Heartland Advisors, Inc. ("Heartland"), an entity that is unaffiliated with the Committee or any of the participants in this proxy solicitation, filed an amended Schedule 13D reporting its beneficial ownership of approximately 6.1% of the outstanding Shares of Gehl. Attached as an exhibit to the Schedule 13D was the following letter from Heartland to each member of the Gehl Board dated February 8, 2001, which expresses Heartland's dismay with the Gehl Board's failure to consider the interests of the shareholders by rejecting our Offer and reiterating its previously expressed concerns over management's failure to engage independent advisors to explore strategic alternatives to enhance shareholder value:

Mr. William Gehl                                              February 8, 2001
Chairman, President, and CEO
Gehl Company
143 Water Street
West Bend, WI 53095

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 28 of 41 Pages
---------------------------                       ------------------------------



Dear Mr. Gehl:

As you are aware, Heartland beneficially owns 330,400 shares of Gehl Company common stock. Over the past two plus years we have expressed concern with the market dynamics of the light construction equipment industry; concerns regarding the globalization of the industry, consolidation resulting in stronger players, increased competition in the skid loader market, the emergence of the rental market, and other issues. These issues are well documented and have been expressed by various analysts covering the construction equipment industry.

In a letter dated July 9, 1999, we expressed our belief that the responsibilities of the chairman should be segregated from those of the CEO. It was, and is, our belief that the turmoil in the industry demands an objective view of strategic alternatives available to the company unhindered by the interests of management that may not be aligned with shareholders. Most recently, in our letter dated October 10, 2000, we expressed our opinion that the company should engage independent advisors to evaluate strategic alternatives to enhance shareholder value.

In light of the above noted comments and concerns, we believe you will understand our dismay with the Board and the management's decision to summarily reject what appeared to be a legitimate offer for the purchase of the company at a substantial premium to its then market price. It is difficult to comprehend how the Board and management could have convened and given due consideration to an offer in a four hour period on a Friday evening before a Holiday. Were all Board members fully informed of the offer? Were any shareholders consulted? We certainly were not! What basis do you have to believe shareholders could realize better value with Gehl as an independent company? Time value of money is still an important investment concept, especially in a deteriorating economic environment where your industry dynamics have changed.

A Board is elected to represent shareholders, not management. Both the Board and management have a fiduciary responsibility to diligently and in good faith represent shareholders. It is difficult to understand how the apparent cursory review of the CIC Equity Partners, Ltd. (CIC) offer can be construed as adequately discharging your responsibilities to shareholders. Your capricious actions have resulted in a shareholder lawsuit that will require company funds to defend and could result in further losses to the company. It is time you exercise your responsiblilities to all shareholders. We urge you to appoint a committee of independent directors to properly review the CIC proposal. We also reiterate our previous recommendation to engage professional advisors to assist the independent directors with respect to the proposed transaction and actions to return value to shareholders.



Respectfully,

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 29 of 41 Pages
---------------------------                       ------------------------------



William J. Nasgovitz            David C. Fondrie

Cc:  Gehl Company Board of Directors


                            ELECTION OF THE NOMINEES

         We are soliciting your proxy for the election of the Nominees as directors of Gehl to serve until the next annual meeting of shareholders and until their successors are duly elected and qualified.

         The Bylaws of Gehl set the number of directors constituting the board of directors at nine (9), divided into three (3) classes: Class I - three (3) directors; Class II three (3) directors; Class III three (3) directors. At each annual meeting the successors to the class of directors whose terms expire at the time of such annual meeting are elected to hold office until the third succeeding annual meeting of shareholders. The Nominees, if elected, would serve as directors for the term expiring in 2004 or until the due election and qualification of their successors. If any additional directorships are to be voted upon at the Annual Meeting, we reserve the right to nominate additional persons to fill such positions. In addition, we reserve the right to nominate substitute or additional persons if Gehl makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any of the Nominees. We have no reason to believe any of the Nominees will be disqualified or unable or unwilling to serve if elected.

THE NOMINEES

         The following information sets forth the name, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of the Nominees. This information has been furnished to the Committee by the Nominees. Where no date is given for the commencement of the indicated office or position, such office or position was assumed prior to March 1, 1996. Each person listed below is a citizen of the United States.

         Mark E. Schwarz (40) has served as the sole general partner of Newcastle Partners, L.P., a private investment firm, since 1993. Mr. Schwarz was also Vice President and Manager of Sandera Capital, L.L.C., a private investment firm affiliated with Hunt Financial Group, L.L.C., a Dallas-based investment firm associated with the Lamar Hunt family ("Hunt"), from 1995 to September 1999 and a securities analyst and portfolio Manager for SCM Advisors, L.L.C., formerly a Hunt-affiliated registered investment advisor from May 1993 to 1996. Mr. Schwarz currently serves as a director of the following companies: Bell Industries, Inc., a computer systems integrator; Tandycrafts, Inc., a manufacturer of picture frames and framed art; and Hallmark Financial Services, Inc., a property-and- casualty insurance holding company. From October 1998 through April 1999, Mr. Schwarz served as a director of Aydin Corporation, a defense-electronics manufacturer. As of the date hereof, Mr. Schwarz beneficially owned an aggregate of 248,200 Shares, all of which were owned directly by Newcastle Partners and Newcastle Focus Fund II, L.P. The business address of Mr. Schwarz is c/o Newcastle Partners, L.P., 200 Crescent Court, Suite 670, Dallas, Texas 75201.

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 30 of 41 Pages
---------------------------                       ------------------------------



Mr. Schwarz is not adverse to Gehl or any of its subsidiaries in any material pending legal proceedings. For information regarding Mr. Schwarz's purchases and sales of Shares during the past two years, see Schedule I.

         Paul DeRobbio (41) has served as Managing Director of CIC Equity Partners, Ltd., a private investment firm, since April 2000. Mr. DeRobbio has also served as a Vice President and Director of Contran Resorts, Inc., a resort and golf management company, since 1994 and M. R. Real Estate, Inc., a real estate development company, since 1998. As of the date hereof, Mr. DeRobbio beneficially owned an aggregate of 97,800 Shares, all of which were owned directly by CIC Equity Partners, Ltd. The business address of Mr. DeRobbio is c/o CIC Equity Partners, Ltd., Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240. Mr. DeRobbio is not adverse to Gehl or any of its subsidiaries in any material pending legal proceedings. For information regarding Mr. DeRobbio's purchases and sales of Shares during the past two years, see Schedule I.

         John (Pete) A. Bricker, Jr. (49) has served as a principal of SCM Advisors, L.L.C., formerly a Lamar Hunt family-affiliated registered investment advisor, since 1992. Previously, Mr. Bricker served as a principal of Sandera Capital, L.L.C., a private investment firm affiliated with Hunt Financial Group, L.L.C., a Dallas-based investment firm associated with the Lamar Hunt family, from December 1995 to June 1999. Mr. Bricker served as a director of General Housewares Corporation, an NYSE listed manufacturer, marketer and distributor of products for the houseware and crafts/hardware market until its sale to CCPC Holding Company in 1999. From August 1987 to May 1997, Mr. Bricker was an Adjunct Lecturer and Lecturer in Finance at Southern Methodist University. As of the date hereof, Mr. Bricker does not own any Shares. The business address of Mr. Bricker is SCM Advisors, L.L.C., 5949 Sherry Lane, Suite 1350, Dallas, Texas 75225. Mr. Bricker is not adverse to Gehl or any of its subsidiaries in any material pending legal proceedings. For information regarding Mr. Bricker's purchases and sales of Shares during the past two years, see Schedule I.

         Each of the Nominees has consented to serve as a director until expiration of his respective term and until such Nominee's successor has been elected and qualified or until the earlier resignation or removal of such Nominee. We have no reason to believe that any of the Nominees named above will be disqualified or unable or unwilling to serve if elected. However, if any of the Nominees are unable to serve or for good cause will not serve, proxies may be voted for another person nominated by the Committee to fill the vacancy.

         The Nominees will not receive any compensation from the Committee for their services as a director of Gehl. Other than as already stated herein, there are no arrangements or understandings between the Committee and each Nominee or any other person or person pursuant to which the nominations described herein are to be made, other than the consent by the Nominees to serve as directors of Gehl if elected as such at the Annual Meeting. Other than as stated above, there are no arrangements or understandings between the Committee and each Nominee or any other person or persons pursuant to which the nominations described herein are to be made, other than the consent by each of the Nominees to serve as a director of Gehl if elected as such at the Annual Meeting. The Nominees have not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) over the past ten years. None of the Nominees is a party adverse

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 31 of 41 Pages
---------------------------                       ------------------------------



to Gehl or any of its subsidiaries or has a material interest adverse to Gehl or any of its subsidiaries in any material pending legal proceedings.

YOU ARE URGED TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED GOLD PROXY CARD.

                           VOTING AND PROXY PROCEDURES

         Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Each Share is entitled to one vote. Shareholders who sell Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares. Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such Shares after the Record Date. Based on publicly available information, the Committee believes that the only outstanding class of securities of Gehl entitled to vote at the Annual Meeting are the Shares.

         Shares represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees to the Board, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting. Election of the Nominees requires the affirmative vote of a plurality of the Shares represented and entitled to vote at the Annual Meeting. Shares for which proxies are marked "abstain" will be treated as Shares present for purposes of determining the presence of a quorum on all matters. Proxies relating to "street name" Shares that are voted by brokers only on some of the proposals will nevertheless be treated as present for purposes of determining the presence of a quorum on all matters but will not be entitled to vote on any proposal which the broker does not have discretionary voting power and has not received instructions from the beneficial owner ("broker non-votes"). Directors are elected by a plurality and the nominees who receive the most votes will be elected. Abstentions and broker non-votes will not be taken into account in determining the outcome of the election.

         Shareholders of Gehl may revoke their proxies at any time prior to its exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to the Committee in care of Mackenzie Partners, Inc. at the address set forth on the back cover of this Proxy Statement or to Gehl at 143 Water Street, West Bend, Wisconsin 53095 or any other address provided by Gehl. Although a revocation is effective if delivered to Gehl, the Committee requests that either the original or photostatic copies of all revocations be mailed to the Committee in care of Mackenzie Partners, Inc. at the address set forth on the back cover of this Proxy Statement so that the Committee will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding Shares.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE GEHL BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 32 of 41 Pages
---------------------------                       ------------------------------



                             SOLICITATION OF PROXIES

         The solicitation of proxies pursuant to this Proxy Statement is being made by the Committee. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

         We have retained Mackenzie Partners, Inc. for solicitation and advisory services in connection with this solicitation, for which Mackenzie Partners will receive a fee not to exceed $____, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Mackenzie Partners, Inc. will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. We have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record. We will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Mackenzie Partners, Inc. will employ approximately __ persons to solicit Gehl's shareholders for the Annual Meeting.

         The entire expense of soliciting proxies is being borne by the Committee. If the Nominees are elected to the Gehl Board, we intend to seek reimbursement of the costs of this solicitation from Gehl. Unless otherwise required by law, we do not currently intend to submit the question of reimbursement of the costs of this solicitation to a shareholder vote. Costs of this solicitation of proxies are currently estimated to be approximately $____. We estimate that through the date hereof, our expenses in connection with this solicitation are approximately $____.

                             PARTICIPANT INFORMATION

         The Gehl Shareholder Value Committee is composed of Mark E. Schwarz, Paul DeRobbio, John (Pete) A. Bricker, Jr., Harold C. Simmons, Newcastle Partners, L.P., a Texas limited partnership, Newcastle Focus Fund II, L.P., a Texas limited partnership, and CIC Equity Partners, Ltd., a Texas limited partnership. Mark E. Schwarz, Paul DeRobbio and John (Pete) A. Bricker, Jr. constitute the Nominees for election to the Board. The Committee was formed on or about March 13, 2001. The Committee is an unincorporated association with its office at 200 Crescent Court, Suite 670, Dallas, Texas 75201. Its telephone number is (214) 661-7474.

         Newcastle Partners is a Texas limited partnership. The principal business of Newcastle Partners is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Newcastle Partners is 200 Crescent Court, Suite 670, Dallas, Texas 75201. Mark E. Schwarz is the sole general partner of Newcastle Partners. As of the date hereof, Newcastle Partners was the beneficial owner of 94,200 Shares. For information regarding the purchases and sales of Shares during the past two years by Newcastle Partners, see Schedule I.

         Newcastle Focus is a Texas limited partnership. The general partner of Newcastle Focus is Newcastle Capital Management, L.P., a Texas limited partnership ("Partners LP"). The general partner of Partners LP is Newcastle Capital Group, L.L.C., a Texas limited liability company ("Partners LLC"). The

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 33 of 41 Pages
---------------------------                       ------------------------------


principal business address of Newcastle Focus is 200 Crescent Court, Suite 670, Dallas, Texas 75201. Mark E. Schwarz is the sole manager and member of Partners LLC. The principal business of Newcastle Focus is the purchase, sale, exchange, acquisition and holding of investment securities. As of the date hereof, Newcastle Focus was the beneficial owner of 154,000 Shares. For information regarding the purchases and sales of Shares during the past two years by Newcastle Focus, see Schedule I.

         CIC is a Texas limited partnership. SLP Consultants, Inc. ("SLP") is the sole general partner of CIC. Paul DeRobbio is the President of SLP. The principal business address of CIC is Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240. The principal business of CIC is investments in public and private companies. As of the date hereof, CIC was the beneficial owner of 97,800 Shares. For information regarding the purchases and sales of Shares during the past two years by CIC, see Schedule I.

         Harold C. Simmons is a private investor and the Chairman of the Board and Chief Executive Officer of Contran Corporation, a privately-held diversified holding company, and Valhi, Inc., a publicly-held diversified holding company that is a subsidiary of Contran Corporation. The principal business address of Mr. Simmons is Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240. As of the date hereof, Mr. Simmons was the beneficial owner of 154,000 Shares. For information regarding the purchases and sales of Shares during the past two years by Mr. Simmons, see Schedule I.

         The Committee is proposing that the shareholders of Gehl elect the Nominees to the Board at the Annual Meeting. If required, the Committee intends to distribute to the shareholders of Gehl supplemental materials in the event the Gehl Board takes action after the date of this Proxy Statement to increase the number of directors of Gehl pursuant to Article IV, Section A of the Restated Articles of Incorporation of Gehl, or otherwise. In such event, the Committee reserves the right to nominate additional persons as Nominees for director such that the number of Nominees would be equal to the number of directors being elected to the Gehl Board.

               CERTAIN TRANSACTIONS BETWEEN THE COMMITTEE AND GEHL

         Except as set forth in this Proxy Statement (including the Schedules hereto), neither the Committee nor any of the other participants in this solicitation, or any of their respective associates: (i) directly or indirectly beneficially owns any Shares or any securities of Gehl; (ii) has had any relationship with Gehl in any capacity other than as a shareholder, or is or has been a party to any transactions, or series of similar transactions, or is indebted to Gehl since March 1, 1999 with respect to any Shares of Gehl; or
(iii) knows of any transactions since March 1, 1999, currently proposed transactions, or series of similar transactions, to which Gehl or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of them or their respective affiliates had, or will have, a direct or indirect material interest. In addition, other than as set forth herein, there are no contracts, arrangements or understandings entered into by the Committee or any other participant in this solicitation or any of their respective associates within the past year with any person with respect to any of Gehl's securities, including, but not limited to, joint ventures, loan or option

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 34 of 41 Pages
---------------------------                       ------------------------------



arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

         Except as set forth in this Proxy Statement (including the Schedules hereto), neither the Committee nor any of the other participants in this solicitation, or any of their respective associates, has entered into any agreement or understanding with any person with respect to (i) any future employment by Gehl or its affiliates or (ii) any future transactions to which Gehl or any of its affiliates will or may be a party. However, the Committee has reviewed, and will continue to review, on the basis of publicly available information, various possible business strategies that it might consider in the event that the Nominees are elected to the Board. In addition, if and to the extent that the Committee acquires control of Gehl, the Committee intends to conduct a detailed review of Gehl and its assets, financial projections, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and consider and determine what, if any, changes would be desirable in light of the circumstances which then exist.

                    OTHER MATTERS AND ADDITIONAL INFORMATION

         We are unaware of any other matters to be considered at the Annual Meeting. Should other proposals be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 35 of 41 Pages
---------------------------                       ------------------------------


         The information concerning Gehl contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information. To date, the Committee has not had access to the books and records of Gehl.


                                   THE GEHL SHAREHOLDER VALUE COMMITTEE



                                   March 14, 2001

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 36 of 41 Pages
---------------------------                       ------------------------------


                                   Schedule I

              Transactions in the Shares During the Last Two Years



Shares of Common Stock               Price Per               Date of
     Purchased                         Share                Purchase
     ---------                         -----                --------

                            NEWCASTLE PARTNERS, L.P.
                            ------------------------

         3,000                       $14.685               07/24/00
        14,700                       $13.830               08/10/00
         2,000                       $14.425               09/07/00
         1,000                       $14.550               09/08/00
         1,600                       $14.363               09/11/00
         2,000                       $14.363               09/13/00
         3,400                       $14.363               09/14/00
         1,000                       $11.050               09/26/00
         2,600                       $11.048               09/28/00
         5,000                       $11.500               09/29/00
         1,600                       $11.241               09/29/00
        17,500                       $11.572               10/02/00
        10,000                       $11.292               10/03/00
         5,000                       $10.003               10/05/00
         6,500                        $9.053               10/10/00
         2,000                       $10.028               10/12/00
           900                       $10.425               10/18/00
           500                       $10.425               10/19/00
         5,000                        $9.363               10/27/00
         1,500                       $10.300               11/01/00
         2,400                       $10.503               11/03/00
         5,000                       $10.854               11/06/00

                         NEWCASTLE FOCUS FUND II, L.P.(1)
                          -------------------------------

--------
     1 The 154,000 Shares owned by Newcastle Focus were received from a trust of which Harold C. Simmons serves as sole trustee and which currently is the sole limited partner of Newcastle
                  Focus,  as such  trust's  capital  contribution  to  Newcastle
                  Focus.

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CUSIP No. 368483103                  13D             Page 37 of 41 Pages
---------------------------                       ------------------------------


               20,000                      $14.406               09/05/00
                5,500                      $14.438               09/06/00
               16,500                      $14.563               09/07/00
                5,000                      $14.825               09/08/00
               25,000                      $14.563               09/11/00
                1,500                      $14.375               09/13/00
                3,000                      $14.500               09/13/00
               10,000                      $14.563               09/13/00
                3,500                      $14.375               09/14/00
                2,000                      $14.438               09/14/00
               30,000                      $11.125               09/15/00
                2,000                       $9.750               09/18/00
               10,000                      $10.000               09/18/00
                5,000                      $10.188               09/18/00
                5,000                      $10.250               09/18/00
               10,000                      $10.500               09/18/00

                             CIC EQUITY PARTNERS, LTD.
                             -------------------------


               12,000                      $16.988               04/04/00
               20,000                      $17.375               04/14/00
               10,000                      $18.176               04/17/00
               20,000                      $19.100               04/18/00
                1,200                      $17.785               04/24/00
                2,000                      $17.916               04/25/00
                3,300                      $18.596               04/27/00
                4,300                      $19.044               04/28/00
               25,000(2)                    $9.900               10/13/00



--------
     2 The 25,000 Shares were received as a capital contribution from one of the limited partners of CIC.

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 38 of 41 Pages
---------------------------                       ------------------------------



                                MARK E. SCHWARZ(3)
                                 -----------------

                                      NONE



                                 PAUL DEROBBIO(4)
                                  ---------------

                                      NONE



                               HAROLD C. SIMMONS(5)
                                -------------------

                                      NONE



                              JOHN A. BRICKER, JR.
                              --------------------

                                      NONE


--------
     3 By virtue of his positions with Newcastle Partners and Newcastle Focus, Mr. Schwarz has the power to vote and dispose of the Shares owned by Newcastle Partners and Newcastle Focus. Accordingly, Mr. Schwarz may be deemed to be the beneficial owner of the Shares owned by Newcastle Partners and Newcastle Focus.

     4 By virtue of his position with CIC, Mr. DeRobbio has the power to vote and dispose of the Shares owned by CIC. Accordingly, Mr. DeRobbio may be deemed to be the beneficial owner of the Shares owned by CIC.

     5 Harold C. Simmons may be deemed a beneficial owner of the Shares owned by Newcastle Focus because a trust for which Mr. Simmons serves as sole trustee, with sole voting and dispositive power over its investment in Newcastle Focus, currently is the sole limited partner of Newcastle Focus. So long as such trust is the sole limited partner of Newcastle Focus, the sole limited partner can cause the termination of the limited partnership on thirty days' written notice. In the event of a dissolution or distribution by Newcastle Focus, with its current ownership structure, substantially all of such Shares could become assets of the trust.

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 39 of 41 Pages
---------------------------                       ------------------------------


                                    IMPORTANT


         Tell your Board what you think! Your vote is important. No matter how many Shares you own, please give the Committee your proxy FOR the election of the Nominees by taking three steps:


         1.       SIGNING the enclosed GOLD proxy card,


         2.       DATING the enclosed GOLD proxy card, and


         3. MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

         If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the GOLD proxy card representing your Shares. The Committee urges you to confirm in writing your instructions to the Committee in care of Mackenzie Partners, Inc. at the address provided below so that the Committee will be aware of all instructions given and can attempt to ensure that such instructions are followed.

         If you have any questions or require any additional information concerning this Proxy Statement, please contact, Mackenzie Partners, Inc. at the address set forth below.


                         [MACKENZIE PARTNERS, INC. LOGO]
                                156 Fifth Avenue
                            New York, New York 10010
                          (212) 929-5500 (Call Collect)
                       E-mail: proxy@mackenziepartners.com

                                       or

                          CALL TOLL FREE (800) 322-2885

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 40 of 41 Pages
---------------------------                       ------------------------------



                     PRELIMINARY COPY SUBJECT TO COMPLETION
                              DATED MARCH 14, 2001


                GEHL COMPANY 2001 ANNUAL MEETING OF SHAREHOLDERS

                      THIS PROXY IS SOLICITED ON BEHALF OF
                      THE GEHL SHAREHOLDER VALUE COMMITTEE

The undersigned appoints Mark E. Schwarz and Paul DeRobbio and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Gehl Company ("Gehl") which the undersigned would be entitled to vote if personally present at the 2001 Annual Meeting of Shareholders of Gehl, and including at any adjournments or postponements thereof and at any special meeting called in lieu thereof, as follows:

1.       ELECTION OF DIRECTORS:         FOR      WITHHOLD      FOR ALL
                                        ALL      ALL           Except nominee(s)
         Nominees:  Mark E. Schwarz,                           written below
         Paul DeRobbio and
         John A. Bricker, Jr.           [  ]     [  ]          [  ]


                  ------------------------------------

2. In their discretion with respect to any other matters as may properly come before the Annual Meeting.

---------------------------                       ------------------------------
CUSIP No. 368483103                  13D             Page 41 of 41 Pages
---------------------------                       ------------------------------



         The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the Shares of Common Stock of Gehl held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this proxy will be voted as directed above. If no direction is indicated with respect to the above proposal, this proxy will be voted FOR the election of the Nominees, or any substitutions or additions thereto.

         This proxy will be valid until the sooner of one year from the date indicated below and the completion of the Annual Meeting.

DATED:  _________________________________, 2001.

 PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.

 -------------------------------------------------------
 (Signature)

 -------------------------------------------------------
 (Signature, if held jointly)

 -------------------------------------------------------
 (Title)

     WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.


         IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!